# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: CureVac N.V., CIK 0001809122
CUSIP: N2451R105
Title of class of securities: Common Shares, par value (euro) 0.12 per share
Address of issuer's principal executive offices: Friedrich-Miescher-Strasse 15, Tubingen, Germany (2M), 72076
Date of event which requires filing of this statement: 08/07/2025
Filed by CIK 0001131399
Persons authorized to receive notices and communications: Victoria A. Whyte, 79 New Oxford Street, London, United Kingdom (X0), WC1A 1DG, 44 020 8047 5000

## Reporting persons
- GSK plc (CIK 0001131399): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: United Kingdom (X0); source of funds: other (OO); sole voting power 16,591,937; shared voting power 0; sole dispositive power 16,591,937; shared dispositive power 0; aggregate amount beneficially owned 16,591,937 (74% of the class)
  Comment: (1) Common Shares (as defined below) held directly by Glaxo Group Limited, an indirect wholly-owned subsidiary of GSK plc.
  
  (2) Based on 225,172,749 Common Shares outstanding as of close of business on June 10, 2025, as set forth in Exhibit 99.1 to the Form 6-K filed by the Issuer with the Securities and Exchange Commission (the "SEC") on June 16, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Shares, par value (euro) 0.12 per share
Name of issuer: CureVac N.V.
Address of issuer's principal executive offices: Friedrich-Miescher-Strasse 15, Tubingen, Germany (2M), 72076
Comment: This statement on Schedule 13D (this "Schedule 13D") relates to the common shares, par value (euro) 0.12 par value per share (the "Common Shares"), of CureVac N.V., a public limited liability company (naamloze vennootschap) organized under the laws of The Netherlands (the "Issuer"), whose principal executive offices are located at Friedrich-Miescher-Strasse 15, 72076 Tubingen, Germany

## Item 2. Identity and Background
Name of person filing: GSK plc
Residence or business address: 79 New Oxford Street, London, WC1A 1DG, United Kingdom
Present principal occupation or employment: This Schedule 13D is being filed by GSK plc, a public limited company organized under the laws of England and Wales ("GSK"). GSK is a global biopharma company with a purpose to unite science, technology and talent to get ahead of disease together. The name, business address, present principal occupation or employment and citizenship of each of the executive officers and directors of GSK are set forth in Schedule A hereto and are incorporated herein by reference. The Common Shares which are the subject of this Schedule 13D are held of record by Glaxo Group Limited ("GGL"), a wholly-owned indirect subsidiary of GSK.
Criminal convictions in the last five years: During the last five years, neither GSK nor, to the best of its knowledge, any of the persons listed in Schedule A hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, neither GSK nor, to the best of its knowledge, any of the persons listed in Schedule A hereto has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: England and Wales

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On August 13, 2020, in preparation for the initial public offering of the Issuer, the Issuer issued 14,935,721 Common Shares to GGL in consideration for the contribution by GGL of 112,233 Series B shares in CureVac AG to the Issuer. GSK, through its wholly-owned indirect subsidiary GGL, had acquired the 112,233 Series B shares from CureVac AG for total consideration of (euro)149,999,404.50. GGL used internal resources to acquire the 112,233 Series B shares.

On February 10, 2023, GSK, through its wholly-owned indirect subsidiary GGL, purchased an additional 1,656,216 Common Shares from the Issuer as part of its follow-on public offering at a price of $9.25 per Common Share for total consideration of $15,319,998. GGL used internal resources to fund the purchase of additional Common Shares.

The information set forth in or incorporated by reference in Items 4 and 5 of this Schedule 13D is incorporated by reference in its entirety into this Item 3. The Common Shares being reported on this Schedule 13D were previously reported on the Schedule 13G (as defined below). This filing is not being made as a result of any particular acquisition or disposition of Common Shares by GSK.

## Item 4. Purpose of Transaction
Purpose of transaction:
GSK acquired ownership of the Common Shares reported herein for investment purposes and such acquisitions were made in GSK's ordinary course of business and not with any purpose, or with the effect, of changing or influencing the control of the Issuer, or in connection with or as a participant in any transaction having that purpose or effect.

GSK filed with the SEC an initial Schedule 13G on August 24, 2020, to report its acquisition of beneficial ownership of 14,935,721 Common Shares, and filed Amendment No. 1 to its Schedule 13G on February 6, 2024, to report the change in the number of Common Shares beneficially owned by GSK (such filings together, the "Schedule 13G"). GSK is filing this Schedule 13D to supersede the Schedule 13G as a result of the entry by GGL into the Tender and Support Agreement (as defined and described below).

GGL has entered into a Tender and Support Agreement, dated August 7, 2025 (the "Tender and Support Agreement"), with BioNTech SE, a European stock corporation (Societas Europaea) organized under the Laws of Germany and the European Union (the "Buyer"), pursuant to which GGL has agreed to, among other things: (i) tender all of its Common Shares into the exchange offer (the "Exchange Offer") that the Buyer has agreed to commence for any and all of the outstanding Common Shares for the consideration and upon the terms and subject to the conditions set forth in that certain Purchase Agreement, dated June 12, 2025, between the Buyer and the Issuer (as may be amended from time to time, the "Purchase Agreement"); (ii) vote in favor of certain proposals to facilitate the Exchange Offer to be submitted by the Issuer for approval by the Issuer's shareholders and recommended by its management and supervisory boards, and against any proposal, action or agreement for an Alternative Acquisition Proposal (as defined in the Purchase Agreement) or having certain adverse effects on the Exchange Offer or certain post-offer reorganization steps; (iii) certain other restrictions on its ability to take actions with respect to the Issuer and the Common Shares; and (iv) subject to certain conditions under the Tender and Support Agreement, terminate with effect for itself the ISA (as defined below), effective as of the first settlement date of the Exchange Offer.

The foregoing description of the Tender and Support Agreement, and the transactions contemplated thereby, does not purport to be complete and is qualified in its entirety by reference to such agreement. A copy of the Tender and Support Agreement is filed as Exhibit 2 hereto.

Except as set forth in this Item 4, GSK and GGL have no plans or proposals that relate to or would result in any of the events set forth in Items 4(a) through (j) of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The responses of GSK to Rows (7) through (13) of the cover pages of this Schedule 13D and the information set forth in Item 3 are hereby incorporated by reference in this Item 5. The percentage of the class of securities identified pursuant to Item 1 beneficially owned by GSK is based on 225,172,749 Common Shares outstanding as of close of business on June 10, 2025, as contained in Exhibit 99.1 to the Form 6-K filed by the Issuer with the SEC on June 16, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: Except as disclosed in this Schedule 13D, neither GSK nor, to the best of its knowledge, any of the persons listed in Schedule A hereto, beneficially owns any Common Shares or has the right to acquire any Common Shares. Except as disclosed in this Schedule 13D, neither GSK nor, to the best of its knowledge, any of the persons listed in Schedule A hereto, presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the Common Shares that they may be deemed to beneficially own.
Transactions in the class effected during the past sixty days: Except as disclosed in this Schedule 13D, neither GSK nor, to the best of its knowledge, any of the persons listed in Schedule A hereto, has effected any transaction in the Common Shares during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: To the best knowledge of GSK, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares beneficially owned by GSK.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Investment and Shareholders' Agreement

CureVac AG and certain pre-IPO shareholders of CureVac AG, including GGL, entered into an Investment and Shareholders' Agreement, dated as of July 17, 2020 ("ISA"). The ISA provided for certain particular shareholders' rights and also envisaged restrictions on the shareholders party thereto, including the obligation to enter into a registration rights agreement, restrictions on transfer, as well as certain tag along rights, drag along rights, demand rights, rights of first offer and rights of first refusal. Following the listing of the Common Shares on Nasdaq, only certain limited provisions of the ISA survived, including (but not limited to) provision of information by the Issuer to the pre-IPO shareholders that is mandatory for their tax obligations, continued confidentiality obligations, certain rights relating to the use of proceeds, IPO-related registration and liability protections and other select rights and obligations expressly set out to survive in the ISA. As noted above, the Tender and Support Agreement contemplates termination of the ISA in respect of GGL, effective as of the first settlement date of the Exchange Offer.

The foregoing description of the ISA does not purport to be complete and is qualified in its entirety by reference to such agreement. A copy of the ISA is incorporated by reference as Exhibit 2 hereto.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
1. Tender and Support Agreement dated August 7, 2025, by and between GGL and BioNTech SE. (Incorporated herein by reference to Annex B to the Buyer's registration statement on Form F-4 filed with the SEC on August 11, 2025).

2. Investment and Shareholders' Agreement dated July 17, 2020, by and among CureVac AG and several shareholders. (Incorporated herein by reference to Exhibit 3.5 to the Issuer's prospectus on Form F-1 (No. 333-240076) filed with the SEC on August 10, 2020).

3. Schedule A - Item 2(c)

## Signatures
- GSK plc: /s/ Victoria A. Whyte, Victoria A. Whyte, Authorized Signatory (08/13/2025)